UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                        TANGIBLE ASSET GALLERIES, INC.
------------------------------------------------------------------------
                                (Name of Issuer)




                    Common Stock, $0.001 Par Value Per Share
                    ----------------------------------------
                         (Title of Class of Securities)



                                   875494106
                           ---------------------------
                                 (CUSIP Number)




    Patrick Kolenik c/o Win Capital Corporation, 26 Ludlum Avenue, Bayville, NY
                                      11709
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 June 25, 2001
                      -------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement[ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

CUSIP  No.  875494106             SCHEDULE 13D/A             Page  2 of 4 Pages

________________________________________________________________________________
1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

Patrick Kolenik
_______________________________________________________________________________
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC  USE  ONLY


________________________________________________________________________________
4    SOURCE  OF  FUNDS*


No funds were expended by the reporting person.
________________________________________________________________________________
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   [_]

Not Applicable
________________________________________________________________________________
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

United States
________________________________________________________________________________
7    SOLE  VOTING  POWER

121,216 of 6,455,290 shares beneficially owned in the aggregate
________________________________________________________________________________
8    SHARED  VOTING  POWER

6,334,074 of 6,455,290 shares beneficially owned in the aggregate
________________________________________________________________________________
9    SOLE  DISPOSITIVE  POWER

121,216 of 6,455,290 shares beneficially owned in the aggregate
________________________________________________________________________________
10   SHARED  DISPOSITIVE  POWER

6,334,074 of 6,455,290 shares beneficially owned in the aggregate
________________________________________________________________________________
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

6,455,290
________________________________________________________________________________
12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

34.4%
________________________________________________________________________________
14   TYPE  OF  REPORTING  PERSON*

IN
________________________________________________________________________________

Item  1.     Security  and  Issuer.

     This statement on Schedule 13D/A (the "Statement") relates to the common stock, $0.001 par value per share of Tangible Asset Galleries, Inc., a Nevada corporation, with its principal executive offices at 3444 Via Lido, Newport Beach, CA 92663.

Item  2.     Identity  and  Background.

     This Statement is being filed by Patrick Kolenik, whose business address is 26 Ludlum Avenue, Bayville, New York 11709 c/o Win Capital Corporation. During the last five years Mr. Kolenik has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Mr. Kolenik is a citizen of the United States.

Item  3.     Source  and  Amount  of  Funds  or  Other  Consideration.

     All common stock of Tangible Asset Galleries, Inc. owned by Mr. Kolenik have been acquired as a result of an acquisition by Tangible Asset Galleries, Inc. of Hotel Interactive, Inc. Mr. Kolenik did not use any personal funds to acquire any of the Tangible Asset Galleries, Inc. common stock which required the filing of this report. No other funds were used in Mr. Kolenik's acquisition of common stock of Tangible Asset Galleries, Inc.

Item  4.     Purpose  of  Transaction.

     All Tangible Asset Galleries, Inc. securities owned by Mr. Kolenik have been acquired by Mr. Kolenik for investment purposes only.

Item  5.     Interest  in  Securities  of  the  Issuer.

     As of the Date of the Event which required the filing of this Statement, June 25, 2001, Mr. Kolenik beneficially owned 6,005,010 shares of Tangible Asset Galleries, Inc. common stock and warrants to purchase 450,280 shares of Tangible Asset Galleries, Inc. common stock. The aforementioned shares and warrants to purchase shares of Tangible Asset Galleries, Inc. common stock include: (a) 5,818,869 shares of Tangible Asset Galleries, Inc. common stock owned by Cyndel & Co., a corporation which Mr. Kolenik is an officer and principal (Mr. Kolenik owns 50% of the outstanding common stock of Cyndel & Co. Inc.) ; (b) 73,387 shares of Tangible Asset Galleries, Inc. common stock owned by Win Capital Corporation, a corporation in which Mr. Kolenik is a principal (Mr. Kolenik owns 20% of the outstanding common stock of Win Capital Corporation); (c) 436,680 shares of Tangible Asset Galleries, Inc. common stock issuable upon the exercise of warrants owned by Cyndel & Co. which are currently exercisable or exercisable within the next sixty days; and (d) 5,138 shares of common stock issuable upon the exercise of warrant owned by Win Capital Corporation which are currently exercisable or exercisable within the next sixty days.

     The Tangible Asset Galleries, Inc. securities owned by Mr. Kolenik as of June 25, 2001 represented approximately 34.4% of the issued and outstanding shares of Tangible Asset Galleries, Inc. common stock. As of June 25, 2001, Mr. Kolenik had sole power to vote and dispose of 112,754 shares of Tangible Asset Galleries, Inc. common stock beneficially owned by him and the sole power to dispose of 8,462 warrants to purchase Tangible Asset Galleries, Inc. common stock. In the sixty days prior to June 25, 2001, the Date of the event requiring the filing of this Statement, Mr. Kolenik did not engage in any transactions involving Tangible Asset Galleries, Inc. common stock.

Item  6.     Contracts,  Arrangements,  Understandings  or  Relationships  with
Respect  to  Securities  of  the  Issuer.

     As of the Date of the Event which required the filing of this Statement Mr. Kolenik did not have any contracts, arrangements, understandings or relationships with respect to the securities of the issuer.

Item  7.     Material  to  be  Filed  as  Exhibits.
None.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     July  24,  2001
                                   /s/ Patrick Kolenik
                                   Patrick  Kolenik